[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 10, 2013

VIA FEDEX AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed December 6, 2013

File No. 333-191628

Dear Mr. Spirgel:

On behalf of our client, Verizon Communications Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 9, 2013, with respect to the filing referenced above.

Larry Spirgel

U.S. Securities and Exchange Commission

December 10, 2013

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-191628) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with ten copies of Amendment No. 3 marked to indicate changes from Amendment No. 2 to the Registration Statement filed on December 6, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers in these responses are to the pages of the prospectus that forms a part of the Registration Statement (the “Prospectus”) in the marked version of Amendment No. 3.

Summary, page 1

1.	Please disclose that non-U.S. Vodafone shareholders will be receiving either Class B or C Vodafone shares and U.S. Vodafone shareholders will be receiving only Class C Vodafone shares. Disclose that Vodafone shareholders will receive the Verizon shares in consideration for the mandatory conversion of the Vodafone Class B or C shares into deferred shares. Further indicate that this structure is being utilized for foreign tax purposes and will result in no material tax consequences to U.S. Vodafone investors.

Response: The Prospectus has been revised on pages 3 and 34 in response to the Staff’s comment.

Certain United States Federal Income Tax Consequences to U.S. Holders, page 52

2.	Please disclose that the receipt and subsequent conversion of the Class C Vodafone shares issued to U.S. Vodafone shareholders will result in no material tax consequences to U.S. Vodafone investors.

Response: The Prospectus has been revised on page 53 in response to the Staff’s comment.

*        *        *

Larry Spirgel

U.S. Securities and Exchange Commission

December 10, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1221 or by email at sarosenblum@wlrk.com.

Sincerely,

/s/ Steven A. Rosenblum

Steven A. Rosenblum

Enclosure

Cc:	William L. Horton, Jr., Verizon Communications Inc.